Exhibit 3(b)1

ARTICLES OF AMENDMENT

to the

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ARTICLES OF INCORPORATION

of

ALABAMA POWER COMPANY

Pursuant to, and with the effect provided in, Sections 10-2B-10.03 through 10-2B-10.06 of the Code of Alabama, 1975, as amended (the "Code"), the undersigned company adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST:	The name of the company is "Alabama Power Company" (the "Company").

SECOND:       An amendment be made in the joint agreement between Alabama Power Company and Birmingham Electric Company prescribing the terms and conditions of the merger of Birmingham Electric Company into and with Alabama Power Company, as heretofore amended, providing for, the increase of capital stock of the Company by 15,000,000 shares of common stock by amending the first paragraph of Article IX of such joint agreement to read as follows, which was duly adopted in the manner provided by the Code by the Company's Board of Directors and shareholders at a meeting held on April 25, 2008:

“Article IX

Capital Stock

The corporation is authorized to issue four classes of shares of capital stock to be designated, respectively, “common stock,” “preferred stock,” “Class A preferred stock” and “preference stock.” The total number of shares of stock which the corporation shall have authority to issue shall be 111,350,000 shares, of which 40,000,000 shares shall be common stock with a par value of $40 per share, 3,850,000 shares shall be preferred stock with a par value of $100 per share, 27,500,000 shares shall be Class A preferred stock with a par value of $1 per share and 40,000,000 shares shall be preference stock with a par value of $1 per share. The designations, preferences, voting powers or restrictions or qualifications thereof, the rights of redemption, retirement and conversion of the shares of capital stock of the corporation, and the general provisions with respect thereto, shall be as hereinafter set forth; provided, however, that the preferred stock, Class A preferred stock and preference stock may be divided into and issued from time to time in one or more series, each such series of preferred stock or Class A preferred stock being hereinafter for convenience referred to as a “class” of preferred stock or Class A preferred stock, as the case may be, all such series of preferred stock or Class A preferred stock being hereinafter for convenience collectively referred to as “classes” of preferred stock or Class A preferred stock, as the case may be, and each such series of preference stock shall be referred to as a “series,” of preference stock. The board of directors shall have, and is hereby granted the power and authority to divide the unissued shares of preferred stock, Class A preferred stock and preference stock into series (including the power and authority to reclassify, in the manner provided by law, all or any number of the unissued shares of preferred stock authorized at the time of the adoption of the joint agreement between Alabama Power Company and Birmingham Electric Company prescribing the terms and conditions of the merger of Birmingham Electric Company into and with Alabama Power Company), to fix and determine the following relative rights and preferences of any such series of preferred stock and Class A preferred stock, and the number of shares constituting any such series and the designation thereof, or any of them: (1) the dividend rate, (2) the dividend payment dates, (3) the redemption price thereof, (4) the amount payable in event of liquidation, voluntary and involuntary and (5) the sinking fund provisions, if any, for the redemption or purchase of shares; to fix and determine the following relative rights and preferences of any such series of preference stock, and the number of shares constituting any such series and the designation thereof, or any of them: (1) the dividend rate, (2) the dividend payment dates, (3) the dividend rights, including the cumulative or non-cumulative nature thereof, (4) the terms and conditions for redemption of shares and the redemption price thereof, (5) the amount payable in event of liquidation, voluntary and involuntary, (6) the sinking fund provisions, if any, for the redemption or purchase of shares and (7) special voting rights, if any; and to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall assume the status of authorized but unissued shares of preferred stock, Class A preferred stock or preference stock, as the case may be. The board of directors may issue and sell such shares of preferred stock, Class A preferred stock or preference stock in series and any other authorized shares provided for in this Article IX. Upon the issuance of shares of Class A preferred stock and preference stock, there shall be transferred to stated capital represented by each such share of Class A preferred stock or preference stock, as the case may be, an amount equal to the excess of the consideration received over the par value thereof (up to an amount which, when added to such par value, shall not exceed such share's preferential claim in the event of involuntary liquidation) and the stated capital represented by each share so determined shall be equal to such share's preferential claim in the event of involuntary liquidation.”

THIRD:           The proposed amendment to the general provisions of capital stock require the affirmative vote of the holders of the larger amount in total value of all of the capital stock of the Company. The Company considers that the favorable vote of the holders of all of the outstanding common stock will be sufficient for the adoption of such amendment.

FOURTH:       At the close of business on March 10, 2008, the record date, the Company had 21,725,000 shares of common stock issued and outstanding, 475,115 shares of preferred stock, par value $100 per share, issued and outstanding and 12,000,000 shares of Class A preferred stock, par value $1 per share, issued and outstanding. All of the 21,725,000 shares of common stock voted affirmatively for the adoption of the amendment. Of the total shares of preferred stock issued and outstanding, no shares voted affirmatively for the adoption of the amendment, no shares voted against the amendment and no shares abstained, and of the total shares of Class A preferred stock issued and outstanding, no shares voted affirmatively for the adoption of the amendment, no shares voted against the amendment and no shares abstained, such affirmative votes being sufficient for the adoption of the foregoing amendment.

            IN WITNESS WHEREOF, the undersigned officers of the Company, do hereby set their hand and the seal of the Company on the 25th day of April, 2008.

ALABAMA POWER COMPANY

/s/Charles D. McCrary
Charles D. McCrary
President and Chief Executive Officer

/s/William E. Zales, Jr.
William E. Zales, Jr.
Vice President, Corporate Secretary
and Assistant Treasurer

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